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                             January 12, 2024

       Nick Bhargava
       Executive Vice President
       Groundfloor Finance Inc.
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: Groundfloor Finance
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 4
                                                            Filed January 9,
2024
                                                            File No. 024-12013

       Dear Nick Bhargava:

                                                        We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Form 1-A POS filed January 9, 2024

       General

   1. We re-issue prior comment one. Based upon the table you provided we continue to believe the additional
$19,997,330 in LROs, brings the total aggregate offering amount for the last twelve months beyond
the $75 million offering cap under Rule 251(a)(2) of Regulation A.
                                                        Please revise or advise
us how you believe you comply with the aggregate offering price cap in Rule 251(a)(2).
   2. In addition, we note the statement added to the offering circular cover page that "[w]e do not offer for sale
every LRO that may be qualified for sale." Please clarify how you comply with Rule
251(d)(3)(i)(F) of Regulation A, which requires that the offering will be commenced within two
calendar days after the qualification date, and will be made on a continuous basis.
 Nick Bhargava
FirstName  LastNameNick
Groundfloor  Finance Inc. Bhargava
Comapany
January 12,NameGroundfloor
            2024            Finance Inc.
January
Page 2 12, 2024 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Brian Korn